FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

1. DATE, TIME, AND PLACE: On October 1, 2020, at 12:00 noon, at the corporate headquarters of Telefônica Brasil S.A. (the "Company") located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, Bairro Cidade Monções, City of São Paulo, State of São Paulo.

2. CALL NOTICE: A call notice was published in the Official Gazette of the State of São Paulo on August 14, 15, and 18, 2020, pages 21, 19, and 15, respectively, and in the newspaper Valor Econômico on August 14, 15/16/17, and 18, 2020, pages B3, B5, and B5, respectively.

3. ATTENDANCE: In attendance at this Special General Meeting of the Preferred Shareholders of the Company were shareholders representing approximately 86,01% of the preferred shares issued by the Company, as recorded in the Shareholders' Attendance Book No. 003, page 025 (reverse) to page 041 (reverse), considering, further, the valid remote voting ballots received through Banco Bradesco S.A., as the bookkeeper of the shares of the Company, per the terms of CVM Instruction No. 481/09, as amended, ("ICVM 481"), as per the summary voting map released on September 30, 2020 (the "Consolidated Map”), including the votes of the American Depositary Receipts - ADRs backed by preferred shares issued by the Company. Therefore, the legal quorum for installing this Special Meeting of Preferred Shareholders of the Company (the "Special Meeting") and for resolution of the matters on the Agenda was verified.

Present, further, was the General Secretary and Chief Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, and Mr. Charles Edwards Allen, member of the Company’s Audit Committee.

4. REMOTE VOTING: As mentioned in item 3 above, the Company adopted the remote voting system, making remote voting ballots available to its shareholders within the terms and manner established in ICVM 481, having received remote votes according to the Consolidated Map.

5. CHAIRMAN AND SECRETARY: Breno Rodrigo Pacheco de Oliveira - Chairman of the Special Meeting; and Carolina Simões Cardoso – Secretary of the Special Meeting.

6. AGENDA: (1) Ratify, pursuant to article 136, paragraph one, of Law No. 6,404/76 (the “Brazilian Corporations Law"), the conversion of all the preferred shares issued by the Company

1

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

into common shares, in the proportion of one (1) common share for one (1) preferred share, which was subject to a resolution by the Extraordinary General Meeting of the Company held at 10:00 a.m. on October 1, 2020; and (2) Ratify, under the terms of articles 9, sole paragraph, and 10, subsection I, of the Company's Bylaws, the amendment of article 9, head paragraph and sole paragraph of the Company's Bylaws, which was subject to a resolution by the Extraordinary General Meeting of the Company held at 10:00 a.m. on October 1, 2020.

7. RESOLUTIONS: The Chairman of the Special Meeting stated that the relevant documentation was available to the shareholders. Thereafter, the waiver of the reading of the documents related to the matters to be resolved on at this Special Meeting was proposed and accepted by the shareholders present, as they were all fully aware thereof, which were made available to the shareholders on August 13, 2020, on the websites of the Securities Commission - CVM (www.cvm.gov.br), of B3 - Brasil, Bolsa e Balcão (www.b3.com.br), and of the Company (www.telefonica.com.br/ri), as well as the Consolidated Map released to the market, all of which are documents available for consultation.

Then, the Chairman of the Meeting stated that, in the understanding of the Company's management, the Conversion will generate value for all its shareholders, given that there will be: (i) extension to all shareholders, after the Conversion, of the right to vote with their shares in the Company's General Meeting of Shareholders; and (ii) the granting, to all non-controlling shareholders, of the right to joint sale of their shares, in line with the corporate laws and regulations in force, in the event of sale of control to a third party (tag along), thus improving its Corporate Governance practices.

After examining and discussing the matters on the Agenda, the shareholders resolved as follows:

(1) Ratification of the conversion of all the preferred shares issued by the Company into common shares:

Approval was given, by majority of the votes cast by the holders of the Company's preferred shares present at the Special Meeting, according to the final summary voting map attached to

2

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

these minutes as its Exhibit I, to ratification of the conversion of all of the one billion, one hundred and nineteen million, three hundred and forty thousand, seven hundred and six (1,119,340,706) preferred shares, book-entry and without par value, issued by the Company into common, book-entry shares with no par value, in the proportion of one (1) common share for each one (1) preferred share converted, extinguishing the preferred shares (the “Conversion”), which was approved at the aforementioned Extraordinary General Meeting by unanimity of votes.

The ratio of one (1) common share to each one (1) preferred share converted was established by the Company's management based, among other factors, on market practice in similar transactions, being certain that each one (1) preferred share will be converted into one (1) common share.

(2) Ratification of the amendment of article 9, head paragraph and sole paragraph, of the Company’s Bylaws:

Approval was granted, by a majority of the votes cast by the holders of preferred shares of the Company, according to the final summary voting map attached to these minutes as its Exhibit I, to the ratification, under the terms of articles 9, sole paragraph, and 10, subsection I, of the Company's Bylaws, of the amendment of article 9, head paragraph and sole paragraph of the Company's Bylaws, which was approved at the aforementioned Extraordinary General Meeting by unanimity of votes.

Due to the ratification approved in this item 2, article 9, head paragraph and sole paragraph, of the Company’s Bylaws, after the applicable renumbering and reference updates, enters into effect as the new article 8, transcribed below:

“Article 8 - The following shall be submitted for prior approval by the General Meeting of Shareholders: (i) the execution of contracts with related parties, whose terms and conditions are more onerous for the Company than those normally adopted by the market in contracts of the same nature, subject, in any case, to the provisions of article 117 of Law 6,404/76; and (ii) the execution of management service agreements,

3

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

including technical assistance, with foreign entities linked to the Company's controlling shareholder.”

8. Right to Withdraw: The approval of the ratification of the Conversion by this Special Meeting (i.e., item (1) of the agenda of this Special Meeting) gives rise to the right to withdraw for the holders of preferred shares issued by the Company who dissent from said resolution hereby approved, pursuant to article 136, subsection II, and article 137, subsection I, of the Brazilian Corporations Law.

Shareholders who do not agree with said resolution passed at this Special Meeting must, therefore, have the right to withdraw from the Company, with reimbursement of the value of all or part of their shares, to be calculated based on the equity value per preferred share issued by the Company, as described below, within thirty (30) days from the publication of the minutes of this Special Meeting ratifying the Conversion, subject to the provisions of article 137, paragraph three, of the Brazilian Corporations Law.

The right to withdraw may be exercised the shareholders who are proven to hold, on an uninterrupted basis, preferred shares issued by the Company since March 9, 2020 (inclusive), the date of disclosure of the Material Fact that initially dealt with the Conversion, until the date of effective exercise of the right. Thus, for purposes of clarification only, investors who have acquired preferred shares issued by the Company as of March 10, 2020 (inclusive) shall not have the right to withdraw as a result of the Conversion.

The reimbursement amount per preferred share to be paid as a result of the exercise of the withdrawal right, calculated based on the Company's shareholders' equity in the financial statements for the fiscal year ended December 31, 2019, duly approved by the Company's Ordinary General Meeting held on May 28, 2020 (“OGM"); and (ii) the number of common and preferred shares, excluding treasury shares, corresponds to forty-one Brazilian Reais and seventy-two cents (R$ 41.72) per share. From the reimbursement amount per share an amount equivalent to the complementary dividends declared by the Company at the OGM shall be deducted, as the amount of the dividends declared are included in the profit account and, therefore, the equity value per share on December 31, 2019. Considering that the Company's

4

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

capital stock was divided into one billion, six hundred and eighty-eight million, six hundred and ninety-three thousand, seven hundred and seventy-six (1,688,693,776) shares (adding common and preferred shares together and excluding shares in treasury), the reimbursement amount to be paid to the dissenting shareholders corresponding to the adjusted equity value is forty Brazilian Reais and thirty-eight cents (R$ 40.38) per preferred share.

The reimbursement right may be exercised by preferred shareholders who, in relation to the ratification of the Conversion at this Special Meeting (i.e., item (1) of the agenda of this Special Meeting), (i) did not vote in favor of the matter; (ii) abstained from voting on the matter, or (iii) did not attend this Special Meeting.

The Company shall publish a Notice to Shareholders containing the terms, conditions, and deadlines for the exercise of the withdrawal right by the holders of the Company's preferred shares who did not agree with the resolution approved at the Special Meeting.

9. Effectiveness of the resolutions passed: Upon the ratification approved by this Special Meeting, the effects of the Conversion are immediate and, for this reason, all shares issued by the Company shall, as of this date onwards, have the same treatment, regardless of the ticker under which they are traded until the Conversion is formalized.

10. VOTING MAP: In accordance with article 21-W, paragraph 6, subsection I, of ICVM 481, the final summary voting map is signed by the Chairman and by the Secretary of the Special Meeting, and is part of these minutes as its Exhibit I, indicating the number of approvals, rejections, and abstentions that each resolution received.

11. ADJOURNMENT: With no further business to discuss, the Chairman of the Special Meeting declared the proceedings adjourned and ordered the drawing up of these minutes in the form of a summary of the facts occurred, as provided for in article 130, paragraph 1, of the Brazilian Corporations Law. It was further stated that, in the publication of the minutes, the shareholders' signatures will be omitted. The minutes were read, approved, and signed by the members of the Chairman and Secretary, as well as by the shareholders and other members identified below, already considering therein the shareholders who voted remotely, pursuant to article 21-V,

5

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

paragraph 1, of ICVM 481. São Paulo, October 1, 2020. Chairman and Secretary: Breno Rodrigo Pacheco de Oliveira - Chairman of the Special Meeting, representing Management; and Carolina Simões Cardoso – Secretary of the Special Meeting. Preferred Shareholders: SP TELECOMUNICAÇÕES PARTICIPAÇÕES LTDA., attorney-in-fact Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., attorney-in-fact Carolina Simões Cardoso; TELEFÓNICA S.A., attorney-in-fact Carolina Simões Cardoso; TELEFÓNICA CHILE S.A., attorney-in-fact Carolina Simões Cardoso; TELEFÓNICA LATINOAMÉRICA HOLDING, S.L., represented by Santander Caceis Brasil DTVM S.A. (current corporate name of Santander Securities Brasil DTVM), attorney-in-fact Carolina Simões Cardoso; TELEFÓNICA S.A., represented by Santander Caceis Brasil DTVM S.A. (current corporate name of Santander Securities Brasil DTVM), attorney-in-fact Carolina Simões Cardoso; JANUS HENDERSON EMERGING MARKETS MANAGED VOLATILITY FUND; JANUS HENDERSON FUND; STICHTING JURIDISCH EIGENAAR ACTIAM BELEGGINGSFONDSEN; BEST INVESTMENT CORPORATION; ABS DIRECT EQUITY FUND LLC; FIL GENESIS LIMITED; NUVEEN ESG EMERGING MARKETS EQUITY ETF; GLOBAL MULTI-FACTOR EQUITY FUND, attorney-in-fact Daniel Alves Ferreira. Shareholders present via remote voting ballot: BRANDES EMERGING MARKETS VALUE FUND; CIBC EMERGING MARKETS INDEX FUND

EMPLOYEES RET SYSTEM OF THE STATE OF HAWAII; GMO M R FD(ONSH) A S O GMO M PORTIFOLIOS (ONSHORE), L.P.; IBM 401 (K) PLUS PLAN; NN (L); MANAGED PENSION FUNDS LIMITED; ;BLACKROCK GLOBAL FUNDS; NORGES BANK; PRINCIPAL VARIABLE CONTRACTS FUNDS INC INT EMERG MAR ACCOUNT; PUBLIC EMPLOYEES RETIREMENT ASSOCIATION OF NEW MEX; PUBLIC EMPLOYES RET SYSTEM OF MISSISSIPPI; SOUTHERN CAL ED C N F Q C DC MT S ON P VD N G; RUSSEL EMERGING MARKETS EQUITY POOL; STATE ST GL ADV TRUST COMPANY INV FF TAX EX RET PLANS; ST LT DEP SCOTTISH WIDOWS TRKS EMG MKT FUN; STICHTING PHILIPS PENSIOENFONDS;

PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; TEACHER RETIREMENT SYSTEM OF TEXAS; CONSULTING GROUP CAPITAL MKTS FUNDS EMER MARKETS EQUITY FUND; THE EMERGING M.S. OF THE DFA I.T.CO.; THE MONETARY AUTHORITY OF SINGAPORE; UNITED TECHNOLOGIES CORP. MASTER RET. TRUST; VANGUARD INVESTMENT SERIES PLC; ACADIAN EMEMRGING MARKETS EQUITY FUND; STATE OF NEW JERSEY COMMON PENSION FUND D; AMERICAN AIRLINES INC., MASTER FIXED

6

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

BENEFIT PENSION TRUST; SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND; CAISSE DE DEPOT ET PLACEMENT DU QUEBEC; FLORIDA RETIREMENT SYSTEM TRUST FUND; RUSSELL INVESTMENT COMPANY EMERGING MARKETS FUND; STATE STREET VARIABLE INSURANCE SERIES FUNDS, INC; LEGAL AND GENERAL ASSURANCE SOCIETY LIMITED; LOUSIANA STATE EMPLOYEES RETIR SYSTEM; BLACKROCK LATIN AMERICA FUND INC; PRINCIPAL LIFE INSURANCE COMPANY; RAYTHEON COMPANY MASTER TRUST; IN BK FOR REC AND DEV,AS TR FT ST RET PLAN AND TR/RSBP AN TR; STANDARD LIFE ASSURANCE LIMITED; STATE OF ALASKA RETIREMENT AND BENEFITS PLANS; STATE OF MINNESOTA STATE EMPLOYEES RET PLAN; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; THE FIRST CHURCH OF CHRIST SCIENT B MASS;

PACE INT EMERG MARK EQUITY INVESTMENTS; USAA INTERNATIONAL FUND; GMAM GROUP PENSION TRUST II; WASHINGTON STATE INVESTMENT BOARD; WM POOL - GLOBAL EQUITIESTRUST N 6; RUSSELL INVESTMENT COMPANY PUBLIC LIMITED COMPANY; FSS TRUSTEE CORPORATION; LAZARD GLOBAL ACTIVE FUNDS, PLC; LOS ANGELES COUNTY EMPLOYEES RET ASSOCIATION; LEGG MASON GLOBAL FUNDS PLC;

NEW ZEALAND SUPERANNUATION FUND; STICHTING PENSIOENFONDS VAN DE ABN AMRO BK NV; CALIFORNIA PHYSICIANS SERVICE D/B/A BLUE SHIELD O; CATERPILLAR INC MASTER RETIREMENT T; COLORADO PUBLIC EMPLOYEES RET. ASSOCIATION; FIREMEN S ANNUITY AND BEN. FD OF CHICAGO; FORD MOTOR CO DEFINED BENEF MASTER TRUST; FORD MOTOR COMPANY OF CANADA, L PENSION TRUST; INTERNATIONAL MONETARY FUND; LOCKHEED MARTIN CORP MASTER RETIREMENT TRUST; MUNICIPAL E ANNUITY A B FUND OF CHICAGO; SAUDI ARABIAN MONETARY AUTHORITY; 3M EMPLOYEE RETIREMENT INCOME PLAN TRUST; NAV CANADA PENSION PLAN; ILLINOIS MUNICIPAL RETIREMENT FUND; THE PFIZER MASTER TRUST; THE PUBLIC INSTITUITION FOR SOCIAL SECURITY; UTAH STATE RETIREMENT SYSTEMS; BOARD OF PENSIONS OF THE EVANGELICAL LUTHERAN CHURCH IN AMER; CHEVRON MASTER PENSION TRUST; COLONIAL FIRST ST WHOLESALE ACADIAN GLO EQ FD; EMPLOYEES RETIREMENT FUND OF THE CITY OF DALLAS; NTGI QUANTITATIVE MANAGEMENT COLLEC FUNDS TRUST; THE REGENTS OF THE UNIVERSITY OF CALIFORNIA; FLORIDA STATE BOARD OF ADMINISTRATION; LSV EMERGING MARKETS

7

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

EQUITY FUND LP; CMLA INTERNATIONAL SHARE FUND; EMER MKTS CORE EQ PORT DFA INVEST DIMENS GROU; ALASKA PERMANENT FUND; CITY OF NEW YORK GROUP TRUST; RAILWAYS PENSION TRUSTEE COMPANY LIMITED; VICTORIAN FUNDS MAN C A T F V E M T; BLACKROCK LIFE LIMITED - DC OVERSEAS EQUITY FUND; PRINCIPAL FUNDS, INC. - DIVERSIFIED INTERNATIONAL FUND; PRINCIPAL FUNDS, INC-INTERNATIONAL EMERGING MARKETS FUND; BOMBARDIER TRUST CANADA GLOBAL EQUITIES FUND; THE BOMBARDIER TRUST UK; PRINCIPAL VARIABLE CONTRACTS FUNDS,INC-DIVER INT ACCOUNT; THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP7 EQUITY FUND; IBM DIVERSIFIED GLOBAL EQUITY FUND; ISHARES PUBLIC LIMITED COMPANY; CITY OF NEW YORK DEFERRED COMPENSATION PLAN; NTGI QM COMMON DAILY ALL COUNT WORLD EXUS EQU INDEX FD LEND; THE MASTER TRT BK JPN TRUSTEE OF JPM BRICS5 MOTHER FUND VALIC COMPANY I GLOBAL STRATEGY FUND;

STANLIB FUNDS LIMITED; THE MASTER T BK OF JPN, LTD AS T OF NIKKO BR EQ MOTHER FUND; GOVERNMENT EMPLOYEES SUPERANNUATION BOARD; NORTHERN EMERGING MARKETS EQUITY INDEX FUND; KAISER FOUNDATION HOSPITALS; DGIA EMERGING MARKETS EQUITY FUND L.P.; AXA ROSENBERG EQUITY ALPHA TRUST; THE NOMURA T AND B CO LTD RE I E S INDEX MSCI E NO HED M FUN; NUVEEN DIVERSIFIED DIVIDEND AND INCOME FUND; PARAMETRIC EMERGING MARKETS FUND; STICHTING BEDRIJFSTAKPENSIOENFONDS V H BEROEPSVERVOER O D WE; THE METHODIST HOSPITAL; CHEVRON UK PENSION PLAN; COMMONWEALTH BANK GROUP SUPER; ALASKA COMMON TRUST FUND; LAZARD/WILMINGTON COLLECTIVE TRUST; ISHARES MSCI BRAZIL ETF; ISHARES II PUBLIC LIMITED COMPANY; ACADIAN GLOBAL EQUITY FUND; SUNSUPER SUPERANNUATION FUND; THE WALT DISNEY COMPANY RETIREMENT PLAN MASTER TRUST; NEW YORK STATE TEACHERS RETIREMENT SYSTEM; VIRGINIA RETIREMENT SYSTEM; MARQUIS INSTITUTIONAL GLOBAL EQUITY PORTFOLIO; THE TEXAS EDUCATION AGENCY; COUNTY EMPLOYEES ANNUITY AND BENEFIT FD OF THE COOK COUNTY; PIMCO FUNDS GLOBAL INVESTORS SERIES PLC; STATE STREET EMERGING MARKETS E N-L C TRUST FUND; EDUCATIONAL EMPLOYEES SUPPLEMENTARY R STM OF FAIRFAX C; COMMONWEALTH SPECIALIST FUND 13; BURROUGHS WELLCOME FUND; FUTURE FUND BOARD OF GUARDIANS; THE GE UK PENSION COMMON INVESTMENT FUND; STICHTING BEDRIJFSPENS ZORGVERZEKERAARS; NATIONAL COUNCIL FOR SOCIAL SECURITY FUND; IVESCO

8

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

FTSE RAFI EMERGING MARKETS ETF; NORTHERN TRUST INVESTIMENT FUNDS PLC;

BRITISH COLUMBIA INVESTMENT MANAGEMENT CORPORATION; ISHARES MSCI BRIC ETF; PEOPLE S BANK OF CHINA; PUBLIC SECTOR PENSION INVESTMENT BOARD; THE LEVERHULME TRUST; CATERPILLAR INVESTMENT TRUST; SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND; VOYA INFRASTRUCTURE, INDUSTRIALS AND MATERIALS FUN; COLLEGE RETIREMENT EQUITIES FUND; EATON VANCE COLLECTIVE INVESTMENT TFE BEN PLANS EM MQ EQU FD; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; STICHTING PENSIOENFONDS UWV; LEGAL GENERAL INTERNATIONAL INDEX TRUST; VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF; CUSTODY BANK OF JAPAN, LTD. RE: RTB NIKKO B. E. A. M. F.; THE BANK OF NEW YORK MELLON EMP BEN COLLECTIVE INVEST FD PLA; ISHARES III PUBLIC LIMITED COMPANY; NTGI-QM COMMON DAC WORLD EX-US INVESTABLE MIF – LENDING; AXA IM SUSTAINABLE EQUITY FUND; AMERICAN HEART ASSOCIATION, INC.; RUSSELL INSTITUTIONAL FUNDS, LLC - REM EQUITY PLUS FUND; PICTET - EMERGING MARKETS INDEX; COMMONWEALTH GLOBAL SHARE FUND 22; COMMONWEALTH GLOBAL SHARE FUND 23; TRUST CUSTODY SERVICES BANK, LTD. RE: DIAM BRICS EQUITY MF; TRUST CUSTODY SERVICES BANK, LTD. RE: EMERGING E P M F; FIDELITY INVEST TRUST: FIDELITY SERIES EMERG MARK OPPORT FUN; ACADIAN EMERGING MARKETS EQUITY II FUND, LLC; BELLSOUTH CORPORATION RFA VEBA TRUST; CENTRAL PROVIDENT FUND BOARD; WSIB INVESTMENTS PUBLIC EQUITIES POOLED FUND TRUST; TRANSAMERICA JPMORGAN TACTICAL ALLOCATION VP; PICTET CH INSTITUCIONAL-EMERGING MARKETS TRACKER; PRINCIPAL GLOBAL INVESTORS COLLECTIVE INVESTMENT TRUST; EDINBURGH PARTNERS OPPORTUNITIES FUND PLC;

ARIZONA PSPRS TRUST; KAISER PERMANENTE GROUP TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SERIES G EX US I FD; STATE STREET GLOBAL ADVISORS LUXEMBOURG SICAV - SS EE ME FD; SCHWAB EMERGING MARKETS EQUITY ETF; LACM EMERGING MARKETS FUND L.P.; POPLAR TREE FUND OF AMERICAN INVESTMENT TRUST; ISHARES MSCI EMERGING MARKETS ETF; THE BANK OF N. Y. M. (INT) LTD AS T. OF I. E. M. E. I. F. UK; THORNBURG DEVELOPING WORLD FUND; INVESCO MARKETS III PLC - INVESCO FTSE RAFI ALL-WORLD 3000 U; INVESCO MARKETS III PLC - INV FTSE RI EMERGING MARK U ETF; HPE COMMON CONTRACTUAL

9

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

FUND; COMMONWEALTH EMERGING MARKETS FUND 6; GMO GLOBAL EQUITY ALLOCATION INVESTMENT FUND;

STATE STREET ALL COUNTRY WORLD EX-US A NON-LEN C T F; CHANG HWA CO BANK, LTD IN ITS C AS M CUST OF N B FUND; QSUPER; BMO MSCI EMERGING MARKETS INDEX ETF; WELLINGTON TRUST COMPANY N.A.; NTGI-QM COMMON DAILY EMERGING MARKETS EQUITY I F- NON L; MACQUARIE INV MANAG LTD AS RESP ENT FOR ARROWST EM MKTS FD; ARROWSTREET GLOBAL EQUITY FUND; TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY I F; LEGAL GENERAL GLOBAL EMERGING MARKETS INDEX FUND; CUSTODY B. OF J. LTD. RE: STB D. E. E. F. I. M. F.; GMO EMERGING DOMESTIC OPPORTUNITIES FUND, A SERIES OF GMO TR; HSBC EMERGING MARKETS POOLED FUND; COLUMBIA EMERGING MARKETS CONSUMER ETF; BNYM MELLON CF SL EMERGING MARKETS STOCK INDEX FUND; LAZARD GLOBAL INVESTMENT FUNDS PUBLIC LIMITED COMPANY; WELLS FARGO (LUX) WORLDWIDE FUND; SCOTIA PRIVATE EMERGING MARKETS POOL; SSGA MSCI ACWI EX-USA INDEX NON-LENDING DAILY TRUST; JAPAN TRUSTEE SER BK, LTD. STB LM BR HIGH DIVIDEND E M FUND; EMERGING MARKETS INCOME FUND A SUB FD OF POLAR C FUNDS PLC; HEXAVEST EMERGING MARKETS FUND; VOYA EMERGING MARKETS HIGH DIVIDEND EQUITY FUND; BRANDES INVESTMENT TRUST - BRANDES INS EMERGING MARKETS FUND; TYCO ELETRONICS RETIREMENT SAVINGS INVESTMENT PLAN TRUST; GMO GLOBAL R RETURN (UCITS) F, A SUB-FUND OF GMO FUNDS PLC; FIRST TRUST BRAZIL ALPHADEX FUND; FIRST TRUST LATIN AMERICA ALPHADEX FUND; WILLIAM BLAIR SYSTEMATIC INTERNATIONAL ALL CAP CORE FUND LLC; STICHTING PENSIOENFONDS ING; EUROPEAN CENTRAL BANK;

VICTORY TRIVALENT INTERNATIONAL FUND - CORE EQUITY; ISHARES EDGE MSCI MIN VOL EMERGING MARKETS ETF; EATON VANCE TR CO CO TR FD - PA STR EM MKTS EQ COM TR FD; TEXAS MUNICIPAL RETIREMENT SYSTEM; ST STR EMER MKTS MANAGED VOLATILITY NON-LENDING QIB C TR FD; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER INDEKS I; TOTAL INTERNATIONAL EX U.S. I MASTER PORT OF MASTER INV PORT; ISHARES MSCI ACWI EX U.S. ETF; ISHARES MSCI ACWI ETF; NAT WEST BK PLC AS TR OF ST JAMES PL GL EQUITY UNIT TRUST; JNL/MELLON EMERGING MARKETS INDEX FUND; FIDELITY SALEM STREET T: FIDELITY E M INDEX FUND; FIDELITY SALEM STREET T: FIDELITY G EX U.S INDEX FUND; DIGNITY HEALTH

10

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

RETIREMENT PLAN TRUST; ISHARES V PUBLIC LIMITED COMPANY; FIDELITY INVESTMENT TRUST: FIDELITY TOTAL EMERGING MARKETS F; FP HENDERSON ROWE INDEX FUNDS - FP HENDERSON R FTSE R E M F; DB ADVISORS EMERGING MARKETS EQUITIES – PASSIVE; NN (L) FIRST CLASS MULTI ASSET; STATE STREET ALL-COUNTRY W A NON-LENDING COMMON TRUST; ISHARES EMERGING MARKETS FUNDAMENTAL INDEX ETF; VOYA EMERGING MARKETS INDEX PORTFOLIO; VANGUARD FUNDS PUBLIC LIMITED COMPANY; VOYA MULTI-MANAGER EMERGING MARKETS EQUITY FUND; FIDELITY EMERGING MARKETS EQUITY MULTI-ASSET BASE FUND; ARROWSTREET US GROUP TRUST; THE MASTER TRUST BANK OF JAPAN, LTD. AS T. FOR MTBJ400045835; ISHARES EMERGING MARKETS DIVIDEND ETF; MERCER QIF FUND PLC; K INVESTMENTS SH LIMITED; CITY OF PHILADELPHIA PUB EMPLOYEES RET SYSTEM; ONEPATH GLOBAL EMERGING MARKETS SHARES(UNHEDGED) INDEX POOL; GMO IMPLEMENTATION FUND, A SERIES OF GMO TRUST; ASCENSION ALPHA FUND, LLC; COMMONWEALTH SUPERANNUATION CORPORATION; JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND; WATER AND POWER EMPLOYEES RETIREMENT PLAN; RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY; BRANDES INVESTMENT FUNDS P L COMPANY / BRANDES E M V FUND; STANDARD LIFE INVESTMENT COMPANY - GL EMER M EQ FD;

NFS LIMITED; WELLS FARGO BK D OF T ESTABLISHING INV F FOR E BENEFIT TR; CORNERSTONE ADVISORS GLOBAL PUBLIC EQUITY FUND; FIDELITY RUTLAND SQUARE TRUST II: STRATEGIC A E M FUND; FLEXSHARES MORNINGSTAR EMERGING MARKETS FACTOR TILT INDEX F; SCHRODER EMERGING MARKETS FUND SUSTAINABLE FUND; ISHARES CORE MSCI EMERGING MARKETS ETF; ISHARES CORE MSCI TOTAL INTERNATIONAL STOCK ETF; BLACKROCK GLOBAL INDEX FUNDS; ISHARES VI PUBLIC LIMITED COMPANY; EVTC CIT FOF EBP-EVTC PARAMETRIC SEM CORE EQUITY FUND TR; STANDARD LIFE INVESTMENT COMPANY - G E M E INCOME FUND; BIMCOR GLOBAL EQUITY POOLED FUND; STATE STREET C S (IR) LTD ON B O R INV IR LIMITED; SCOTTISH WIDOWS INVESTMENT SOLUTIONS FUNDS ICVC- FUNDAMENTAL; ACADIAN EMERGING MARKETSMANAGED VOLATILITY E F L; KAPITALFORENINGEN LAEGERNES PENSIONSINVESTERING, LPI AEM I I I; MISSOURI EDUCATION PENSION TRUST; COMMONFUND EM QUANTITATIVE FOCUS FUND, LLC; EATON VANCE MANAGEMENT; GENERAL PENSION AND SOCIAL SECURITY

11

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

AUTHORITY; THORNBURG GLOBAL INVESTMENT PLC- THORNBURG DEVELOPING W F; CONNECTICUT GENERAL LIFE INSURANCE COMPANY; NORTHERN TRUST COMPANY SUB-ADVISED COLLECTIVE FUNDS TRUST; GREENWICH SPIDER FUNDO DE INVESTIMENTO EM ACOES; EXELON GENERATION COMP, LLC TAX QUALIFIED NUCLEAR DECOMM PAR; WISDOMTREE EMERG MKTS QUALITY DIV GROWTH FUND; QS INVESTORS DBI GLOBAL EMERGING MARKETS EQUITY FUND LP; UNI-GLOBAL EQUITIES EMERGING MARKETS; SCHWAB FUNDAMENTAL EMERG0ING MARKETS LARGE COMPANY INDEX ETF; AMERGEN CLINTON NUCLEAR POWER PLANT NONQUALIFIED FUND; THREE MILE ISLAND UNIT ONE QUALIFIED FUND; STATE STREET IRELAND UNIT TRUST; GMO EMERGING DOMESTIC O E FUND, A SUB FUND OF GMO FUND PLC; ISHARES GLOBAL MONTHLY DIVIDEND INDEX ETF (CAD-HEDGED); AJO EMERGING MARKETS ALL-CAP MASTER FUND, LTD; VIDENT INTERNATIONAL EQUITY FUND – WI; SPDR SP EMERGING MARKETS FUND; KP INTERNATIONAL EQUITY FUND; DEUTSCHE X-TRACKERS MSCI ALL WORLD EX US HEDGED EQUITY ETF; LACM GLOBAL EQUITY FUND L.P.; XTRACKERS (IE) PUBLIC LIMITED COMPANY; NUVEEN NWQ GLOBAL EQUITY INCOME FUND; TEACHERS RETIREMENT SYSTEM OF THE CITY OF NEW YORK; TRUST CUSTODY SERVICES BANK, L A T F E E D I P F (P P F); XTRACKERS; FONDO CONSOLIDADO DE RESERVAS PREVISIONALES; FIDELITY INVESTMENT FUNDS FIDELITY INDEX EMERG MARKETS FUND; THE MASTER TRUST BANK OF JAPAN, LTD. AS TR FOR MUTB400045792; NN PARAPLUFONDS 1 N.V; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD I (ACWI) E-U F-L; NORTHERN TRUST COLLECTIVE EMERGING MARKETS INDEX FUND-LEND; THE MASTER TRUST BANK OF JAPAN, LTD. TRUSTEE MUTB400045794; ST STR MSCI ACWI EX USA IMI SCREENED NON-LENDING COMM TR FD; ENSIGN PEAK ADVISORS,INC; SPDR MSCI EMERGING MARKETS STRATEGICFACTORS ETF; CONSTRUCTION BUILDING UNIONS SUPER FUND; THE MASTER TRUST BANK OF JAP, LTD. AS TR. FOR MTBJ400045828; THE MASTER TRUST BANK OF JAP., LTD. AS TR. FOR MTBJ400045829;

NN (L) FIRST CLASS MULTI ASSET PREMIUM; THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MUTB4000; JPMORGAN DIVERSIFIED RETURN EMERGING MARKETS EQUITY ETF; BLACKROCK A. M. S. AG ON B. OF I. E. M. E. I. F. (CH); MDPIM EMERGING MARKETS EQUITY POOL; STATE STREET GLOBAL ALL CAP EQUITY EX-US INDEX PORTFOLIO; GENERAL ORGANISATION FOR SOCIAL INSURANCE; LEGAL

12

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

GENERAL GLOBAL EQUITY INDEX FUND; MOBIUS LIFE LIMITED; ITAU FUNDS - LATIN AMERICA EQUITY FUND; INTERNATIONAL EXPATRIATE BENEFIT MASTER TRUST; ADVANCED SERIES TRUST - AST LEGG MASON DIVERSIFIED GROWTH P; METALLRENTE FONDS PORTFOLIO; ARROWSTREET CAPITAL GLOBAL EQUITY ALPHA EXTENSION FUND L; GMO TAX-M. B - F. FREE, A S. OF GMO M. P. (ONSHORE), L.P.; SPDR MSCI ACWI LOW CARBON TARGET ETF; CMLA GLOBAL LOW VOLATILE EQUITIES FUND; ISHARES MSCI ACWI LOW CARBON TARGET ETF; ACADIAN EMERGING MARKETS ALPHA PLUS FUND TRUST; LATTICE EMERGING MARKETS STRATEGY ETF; POOL REINSURANCE COMPANY LIMITED; LEGAL GENERAL COLLECTIVE INVESTMENT TRUST; NUVEEN TAX-ADVANTAGED TOTAL RETURN STRATEGY FUND; ISHARES EDGE MSCI MULTIFACTOR EMERGING MARKETS ETF; ISHARES EDGE MSCI MULTIFACTOR GLOBAL ETF; ARROWSTREET (CANADA) GLOBAL WORLD ALPHA EXTENSION FUND I; GOLDMAN SACHS ETF TRUST - GOLDMAN S ACTIVEBETA E M E ETF; PIMCO EQUITY SERIES: PIMCO RAE EMERGING MARKETS FUND; PIMCO RAE EMERGING MARKETS FUND LLC; RUSSELL INVESTMENT MANAGEMENT LTD.AS T OF THE R M-A F E FUND; GOLDMAN SACHS TRUST II- GOLDMAN SACHS MULTI-MANAGER G E FUND; INVESTERINGSFORENINGEN PROCAPTURE GLOBAL AC I FUND - ACC KL; INVESTERINGSFORENINGEN PROCAPTURE G EMERGING M I F - ACC. KL; XTRACKERS MSCI ALL WORLD EX US HIGH D Y EQUITY ETF; STATE STREET GLOBAL ADVISORS LUX SICAV - S S G E M I E FUND; STATE STREET EMERGING MARKETS EQUITY INDEX FUND;

COLONIAL FIRST STATE INVESTMENT FUND 10; GMO BENCHMARK-FREE FUND, A SERIES OF GMO TRUST; ARROWSTREET COLLECTIVE INVESTMENT TRUST; TRUST CUSTODY SERVICES BANK,LTD. AS T FOR E M E I P M FUND; LACM EMII, L.P.; THE BOARD OF THE PENSION PROTECTION FUND; GUIDEMARK EMERGING MARKETS FUND; WM POOL - EQUITIES TRUST NO. 75; ANALYTIC ALL COUNTRY WORLD LOW VOLATILITY EQUITY FUND LP; FUNDAMENTAL LOW V I E M EQUITY; NORTHERN TRUST UCITS FGR FUND; VANGUARD INTERNATIONAL HIGH DIVIDEND YIELD INDEX F; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING M I FUND; STATE STREET ICAV; KAPITALFORENINGEN INVESTIN PRO, LOW RISK EQUITIES I; WISDOMTREE EMERGING MARKETS ESG FUND; BMO LOW VOLATILITY EMERGING MARKETS EQUITY ETF; ARROWSTREET GLOBAL EQUITY ACWI TRUST FUND; SPDR MSCI EMERGING

13

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

MARKETS FOSSIL FUEL FREE ETF; ACADIAN COLLECTIVE INVESTMENT TRUST; ISHARES ESG MSCI EM ETF; FRANKLIN TEMPLETON ETF T - FRANKLIN LIBERTYQ EMERGING M ETF; FRANKLIN TEMPLETON ETF TRUST -FRANKLIN LIBERTYQ GLOBAL E ETF; FIDELITY SALEM STREET T: FIDELITY TOTAL INTE INDEX FUND; NAVARRO 1 FUND LLC; PANAGORA RISK PARITY MULTI ASSET MASTER FUND, LTD; MACKENZIE MAXIMUM DIVERSIFICATION EMERGING MARKETS INDEX ETF; ISHARES IV PUBLIC LIMITED COMPANY; DWS I. GMBH FOR DEAM-FONDS KG-PENSIONEN; RUSSELL INVESTMENT COMPANY SELECT INTERNATIONAL EQUITY FUND; LEGAL GENERAL ICAV; SEDCO CAPITAL GLOBAL FUNDS - SC GLOBAL EMERGING MARKET EQUIT; VANGUARD INV FUNDS ICVC-VANGUARD FTSE GLOBAL ALL CAP INDEX F; MINISTRY OF ECONOMY AND FINANCE; AGFIQ EMERGING MARKETS EQUITY ETF; JOHN HANCOCK FUNDS II INTERNATIONAL STRATEGIC EQUITY ALLOCAT; INVESTORS WHOLESALE EMERGING MARKETS EQUITIES TRUST; FIDELITY SELECT GLOBAL PLUS ALL CAP EQUITY INSTITUTIONAL TRU; CITIBANK NA, NEW YORK; CITITRUST LIM AS TR OF BLACK PREMIER FDS- ISH WOR EQU IND FD;FIDELITY SALEM STREET TRUST: FIDELITY FLEX INTERNATIONAL IND; NORTHERN TRUST COLLECTIVE ALL COUNTRY WORLD INDEX (ACWI) DIV; ARROWSTREET CAPITAL GLOBAL ALL COUNTRY ALPHA EXTENSION FUND; HARTFORD MULTIFACTOR LOW VOLATILITY INTERNATIONAL EQUITY ETF; FIDELITY SALEM STREET TRUST: FIDELITY INTERNATIONAL SUSTAINA; BLACKROCK MULTI-ASSET INCOME PORTFOLIO OF BLACKROCK FUNDS II; CADENCE GLOBAL EQUITY FUND L.P.; WELLS FARGO FACTOR ENHANCED EMERGING MARKETS PORTFOLIO; ISHARES MSCI EMERGING MARKETS EX CHINA ETF; PIMCO EQUITY SERIES: PIMCO RAFI DYNAMIC MULTI-FACTOR EMERGIN; EMERGING MARKETS EQUITY SELECT ETF; SPARTAN GROUP TRUST FOR EMPLYEE BENEFIT PLANS: SPARTAN EMERG; BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND; BLACKROCK MSCI EMERGING MARKETS DIVERSIFIED MULTI-FACTOR FUN; BLACKROCK MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX F; EMERGING MARKETS EQUITY ESG SCREENED FUND B; EMERGING MARKETS EQUITY INDEX MASTER FUND; EMERGING MARKETS EQUITY INDEX ESG SCREENED FUND B; EMERGING MARKETS INDEX NON-LENDABLE FUND; EMERGING MARKETS INDEX NON-LENDABLE FUND B; EMERGING MARKETS OPPORTUNITIES LR FUND; FTSE RAFI EMERGING INDEX NON-LENDABLE FUND; DESJARDINS EMERGING MARKETS

14

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

MULTIFACTOR - CONTROLLED VOLATIL; STATE STREET R. F. E. M. I. NON-LENDING COMMON T. FUND; NEW SOUTH WALLES TR CORP AS TR FOR THE TC EMER MKT SHAR FUND; RUSSELL INVESTMENT MANAGEMENT LTD AS TRUSTEE OF THE RUSSELL; FIDELITY INTERNATIONAL LOW VOLATILITY EQUITY INSTITUTIONAL T; LEGAL GENERAL SCIENTIFIC BETA EMERGING MARKETS FUND, LLC; INVESCO PUREBETASM FTSE EMERGING MARKETS ETF; FRANKLIN LIBERTYSHARES ICAV; PRISMA FONDATION SUISSE D INVESTISSEMENT; VICTORYSHARES USAA MSCI E. M. VALUE M. ETF; FRANKLIN LIBERTYQT EMERGING MARKETS INDEX ETF; JPMORGAN ETFS (IRELAND) ICAV FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE BRAZI; NATIONAL PENSION INSURANCE FUND; LEGAL GEN FUTURE WRD CLIMATE CHANGE EQTY FACTORS IND FUND; VANGUARD EMERGING MARKETS STOCK INDEX FUND; ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND; MERCER EMERGING MARKETS SHARES FUND; COLONIAL FIRST STATE INVESTMENT FUND 50; PARAMETRIC TMEMC FUND, LP; VANECK VECTORS MSCI MULTIFACTOR EMERGING MARKETS E; VARIABLE INSURANCE PRODUCTS FUND II: INTERNATIONAL; DEUTSCHE ASSET MANAGEMENT S.A. FOR ARERO - DER WEL; ARROWSTREET ACWI ALPHA EXTENSION FUND III (CAYMAN); MSCI EQUITY INDEX FUND B – BRAZIL; SUNAMERICA SERIES TRUST SA EMERGING MARKETS EQUITY; MSCI ACWI EX-U.S. IMI INDEX FUND B2; FIAM GROUP TRUST FOR EMPLOYEE BENEFIT PLANS: FIAM; FIDELITY CONCORD STREET TRUST: FIDELITY ZERO INT. INDEX FUND; NATIONAL WESTMINSTER BANK PLC AS TRUSTEE OF ST. JA; INVESCO STRATEGIC EMERGING MARKETS ETF; VANGUARD ESG INTERNATIONAL; VERDIPAPIRFONDET KLP AKSJE FREMVOKSENDE MARKEDER F; COMMONFUND SCREENED GLOBAL EQUITY, LLC; ISHARES (DE) I INVESTMENTAKTIENGESELLSCHAFT MIT TG; FRANKLIN TEMPLETON ETF TRUST - FRANKLIN FTSE LATIN; XTRACKERS MSCI ACWI EX USA ESG LEADERS EQUITY ETF; ARROWSTREET GLOBAL MINIMUM VOLATILITY ALPHA EXTENS; ABERDEEN MANAGED DISTRIBUTION FUND; LVIP SSGA EMERGING MARKETS EQUITY INDEX FUND; COMMINGLED PENSION TRUST FUND EMERGING MARKETS RESEARCH ENHA; PUBLIC PENSION AGENCY; XTRACKERS MSCI EMERGING MARKETS ESG LEADERS EQUITY; JPMORGAN EMERGING MARKETS RESEARCH ENHANCED EQUITY FUND; STICHTING BEDRIJFSTAKPENSIOENFONDS VOOR DE DETAILHANDEL; INVESTERINGSFORENINGEN BANKINVEST ENGROS GLOBALE AKTIER KL; LSV

15

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

EMERGING MARKETS EQUITY FUND USA; DESJARDINS RI EMERGING MARKETS MULTIFACTOR - LOW C; DESJARDINS RI GLOBAL MULTIFACTOR - FOSSIL FUEL RES; VANGUARD FIDUCIARY TRT COMPANY INSTIT T INTL STK MKT INDEX T; SEI GLOBAL MASTER FUND PLC - THE SEI FACTOR ALLOCA; KRANESHARES MSCI EMERGING MARKETS EX CHINA INDEX E; BLACKROCK MSCI ACWI EX USA DIVERSIFIED FACTOR MIX FUND; PHILADELPHIA GAS WORKS PENSION PLAN; FIDEICOMISO FAE; NEBRASKA PUBLIC EMPLOYEES RETIREMENT SYSTEMS; PENSIOENFONDS WERK EN (RE)INTERGRATIE; AXA INVESTMENT MANAGERS SCHWEIZ AG ON BEHALF OF AX; MACQUARIE MULTI-FACTOR FUND; ARROWSTREET (CANADA) ACWI MINIMUM VOLATILITY ALPHA EXTENSION; BRIGHTHOUSE FUNDS TRUST I-SSGA EMERGING MARKETS EN; MERCER UCITS COMMON CONTRACTUAL FUND; ABERDEEN INVESTMENT FUNDS UK ICVC II - ABERDEEN EM; AQR LUX FUNDS II - AQR STYLE PREMIA: ALL COUNTRY EQUITY FUND; FLEXSHARES EMERGING MARKETS QUALITY LOW VOLATILITY INDEX FUN; BNY MELLON (RIVER AND MERCANTILE) GLOBAL EQUITY FU; FIDELITY EMERGING MARKETS OPPORTUNITIES INSTITUTIO; LGPS CENTRAL ALL WORLD EQUITY CLIMATE MULTI FACTOR; ALQUITY SICAV - ALQUITY LATIN AMERICA FUND; DFC EMERGING MARKETS EQUITY FUND; LGT SELECT FUNDS - LGT SELECT EQUITY EMERGING MARKETS; NBIMC LOW VOLATILITY EMERGING MARKETS EQUITY FUND; RBC QUANT GLOBAL INFRASTRUCTURE LEADERS ETF; MIDDLETOWN WORKS HOURLY AND SALARIED UNION RETIREE; ARROWSTREET ACWI ALPHA EXTENSION FUND V (CAYMAN) L; GOLDMAN SACHS ETF TRUST - GOLDMAN SACHS EMERGING M; ALLIANZ GLOBAL INVESTORS FUND - ALLIANZ BEST STYLE; GOLDMAN SACHS ETF ICAV ACTING SOLELY ON BEHALF OF; KAPITALFORENINGEN INVESTIN PRO, GLOBALE AKTIER IND; ASSET MANAGEMENT EXCHANGE UCITS CCF; VANGUARD F. T. C. INST. TOTAL INTL STOCK M. INDEX TRUST II; ISHARES ESG MSCI EM LEADERS ETF; GOTHAM CAPITAL V, LLC; THE HUMAN DEVELOPMENT INVESTMENT FUND, L.P - BANCO ITAUBANK; JANUS HENDERSON CAPITAL FUNDS PLC; BLK MAGI FUND; IBBOTSON INTERNATIONAL BONDS CORE (HEDGED) TRUST; FIDELITY SALEM STREET TRUST: FIDELITY SAI EMERGING; LEGAL GENERAL CCF; VANGUARD INVESTMENT SERIES PLC / VANGUARD ESG EMER; ARERO - DER WELTFONDS -NACHHALTIG; ALLIANZ GL INVESTORS GMBH ON BEHALF OF ALLIANZGI-FONDS DSPT; AUSCOAL SUPERANNUATION PTY LTD AS TRUSTEE FOR M S F; AUSTRALIANSUPER PTY LTD AS

16

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

TRUSTEE FOR AUSTRALIASUPER; BLACKROCK ASSET MANAG IR LT I ITS CAP A M F T BKR I S FD; ISHARES EMERGING MARKETS IMI EQUITY INDEX FUND; BRITISH COAL STAFF SUPERANNUATION SCHEME; BUREAU OF LABOR FUNDS - LABOR INSURANCE FUND; FI CE I PO LLC FIDELITY EMERGING MARKETS EQUITY CENTRAL FUND; FIDELITY INVESTMENTS MONEY MANAGEMENT INC; FORSTA AP-FONDEN; GOVERNMENT SUPERANNUATION FUND; H.E.S.T. AUSTRALIA LIMITED; INVESTERINGSFORENINGEN BANKINVEST BASIS; INVESTERINGSFORENINGEN BANKINVEST, BASIS GLOB AKTIER AKK.KL; JP MORGAN DIVERSIDIED FUND; JPMORGAN BRAZIL INVESTMENT TRUST PLC; JPMORGAN FUNDS LATIN AMERICA EQUITY FUND; JPMORGAN FUNDS; JTSB LTD AS TR FOR SUM TR AND BANK CO.,LTD TR F; BUREAU OF LABOR FUNDS - LABOR PENSION FUND; BUREAU OF LABOR FUNDS - LABOR RETIREMENT FUND; MANAGEMENT BOARD PUBLIC SERVICE PENSION FUND; MINEWORKERS PENSION SCHEME; MORGAN STANLEY INVESTMENT FUNDS LATIN AMERICAN EQUITY FUND; NEW YORK STATE COMMON RETIREMENT FUND; NVIT EMERGING MARKETS FUND; PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO; SAS TRUSTEE CORPORATION POOLED FUND; SBC MASTER PENSION TRUST; STATE OF NEW MEXICO STATE INV. COUNCIL; STATE OF WYOMING; STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL; STICHING PENSIOENFONDS VOOR HUISARTSEN; STICHTING SHELL PENSIOENFONDS; SUPERANNUATION FUNDS MANAGEMENT CORPORATION OF S AUSTRALIA; THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST; VANGUARD EMERGING MARKETS SHARES INDEX FUND; VANGUARD TOTAL INTERNATIONAL STOCK INDEX FD, A SE VAN S F. Member of the Company’s Audit Committee: Charles Edwards Allen.

I hereby certify that this is a true copy of the minutes of the Special General Meeting of the Preferred Shareholders of Telefônica Brasil S.A., held on October 1, 2020, drawn up in the proper book.

São Paulo, October 1, 2020.

_______________________________ Carolina Simões Cardoso Secretary of the Meeting
17

TELEFÔNICA BRASIL S.A.

Publicly-traded Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

MINUTES OF THE SPECIAL GENERAL MEETING OF PREFERRED

SHAREHOLDERS

OF TELEFÔNICA BRASIL S.A. HELD ON

OCTOBER 1, 2020

Exhibit I

Final Summary Voting Map

Resolution (item)	Approve (consolidated for all types, including ADRS)	Reject (consolidated for all types, including ADRS)	Abstain (consolidated for all types, including ADRS)
(1) Ratification of the conversion of all the preferred shares issued by the Company into common shares	962.051.739	115.438	578.715
(2) Ratification of the amendment of article 9, head paragraph and sole paragraph, of the Company’s Bylaws	957.738.941	100.704	4.906.247

Chairman and Secretary:

___________________________________ Breno Rodrigo Pacheco de Oliveira Chairman of the Meeting	___________________________________ Carolina Simões Cardoso Secretary of the Meeting

18

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	October 1, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director